EXHIBIT 21

Subsidiaries of United Security Bancshares, Inc.

Name of Subsidiary	State of Organization

First United Security Bank	Alabama

Acceptance Loan Company, Inc.	Alabama

First Security Courier Corporation	Alabama

FUSB Reinsurance, Inc.	Arizona